                                                       -------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                                                         OMB Number: 3235-0145
                                                       Expires: October 31, 2002
                                                       Estimated average burden
                                                       hours per response: 14.90
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Advent Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007974108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               SPO Partners & Co.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                 Phillip Gordon
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 2, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Check the following box if a fee is being paid with the statement. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 007974108                                                 Page 2 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          SPO Partners II, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  WC

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: 2,429,600 (1)
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  -0-
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: 2,429,600 (1)
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,429,600 (1)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 7.0%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP NO. 007974108                                                 Page 3 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: 2,429,600 (1)(2)
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  -0-
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: 2,429,600 (1)(2)
Person                    ------------------------------------------------------
With                       10.   Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,429,600 (1)(2)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 7.0%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

(1)  Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 007974108                                                 Page 4 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  WC

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  California

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: 475,100 (1)
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  -0-
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: 475,100 (1)
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          475,100 (1)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 1.4%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP NO. 007974108                                                 Page 5 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: 475,100 (1)(2)
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  -0-
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: 475,100 (1)(2)
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power:  -0-
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          475,100 (1)(2)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 1.4%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  PN

--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2)  Power is exercised through its corporate general partner, SPO Advisory
     Corp.

CUSIP NO. 007974108                                                 Page 6 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          SPO Advisory Corp.
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  Delaware

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power:  -0-
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  2,904,700 (1)(2)
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power:  -0-
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power:  2,904,700 (1)(2)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,904,700 (1)(2)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 8.4%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  CO

--------------------------------------------------------------------------------

(1) Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 2,429,600 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 475,100 of such shares.
(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

CUSIP NO. 007974108                                                 Page 7 of 17
--------------------------------------------------------------------------------
   1.    Name of Reporting Person:

         John H. Scully
--------------------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.    SEC Use Only

--------------------------------------------------------------------------------
   4.    Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.    Check box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.    Citizenship or Place of Organization:  USA

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: 0
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power: 2,904,700 (1)
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: -0-
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power: 2,904,700 (1)
--------------------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,904,700 (1)
--------------------------------------------------------------------------------
  12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11): 8.4%

--------------------------------------------------------------------------------
  14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,904,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 007974108                                                 Page 8 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          William E. Oberndorf
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  USA

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power: -0-
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power: 2,904,700 (1)
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: -0-
Person                    ------------------------------------------------------
With                        10.   Shared Dispositive Power: 2,904,700 (1)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,904,700 (1)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11): 8.4%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,904,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP NO. 007974108                                                 Page 9 of 17
--------------------------------------------------------------------------------
   1.     Name of Reporting Person:

          William J. Patterson
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group:
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3.     SEC Use Only

--------------------------------------------------------------------------------
   4.     Source of Funds:  Not Applicable

--------------------------------------------------------------------------------
   5.     Check box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(e) or 2(f):
                                                                             [_]
--------------------------------------------------------------------------------
   6.     Citizenship or Place of Organization:  USA

Number of                 ------------------------------------------------------
Shares                      7.    Sole Voting Power:   -0-
Beneficially              ------------------------------------------------------
Owned By                    8.    Shared Voting Power:  2,904,700 (1)
Each                      ------------------------------------------------------
Reporting                   9.    Sole Dispositive Power: -0-
Person                    ------------------------------------------------------
With                       10.    Shared Dispositive Power:  2,904,700 (1)
--------------------------------------------------------------------------------
   11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,904,700 (1)
--------------------------------------------------------------------------------
   12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
   13.    Percent of Class Represented by Amount in Row (11):  8.4%

--------------------------------------------------------------------------------
   14.    Type of Reporting Person:  IN

--------------------------------------------------------------------------------

(1) These 2,904,700 shares are beneficially owned solely in his capacity as one of three controlling persons of SPO Advisory Corp.

         This Amendment No. 1 amends the Schedule 13D (the "Original 13D") filed with the Securities Exchange Commission ("SEC") on July 25, 2002. Unless otherwise stated herein, the Original 13D remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended and restated in it entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

       Name                              Source of Funds                        Amount of Funds
       ----                              ---------------                        ---------------
SPO                                      Working Capital (1)                    $ 46,678,194.08

SPO Advisory Partners                    Not Applicable                         Not Applicable

SFP                                      Working Capital (1)                    $ 9,336,054.94

SPO Advisory Partners                    Not Applicable                         Not Applicable

SPO Advisory Corp.                       Not Applicable                         Not Applicable

JHS                                      Not Applicable                         Not Applicable

WEO                                      Not Applicable                         Not Applicable

WJP                                      Not Applicable                         Not Applicable

-----------
         (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 34,767,123 total outstanding shares of common stock as reported on the Issuer's 10-Q filed with the Securities Exchange Commission on May 15, 2002.

         SPO
         ---

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,429,600 Shares, which constitutes approximately 7.0% of the outstanding Shares.

         SPO Advisory Partners
         ---------------------

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,429,600 Shares, which constitutes approximately 7.0% of the outstanding Shares.

         SFP
         ---

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 475,100 Shares, which constitutes approximately 1.4% of the outstanding Shares.

         SF Advisory Partners
         --------------------

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 475,100 Shares, which constitutes approximately 1.4% of the outstanding Shares.

         SPO Advisory Corp.
         ------------------

         Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,904,700 Shares in the aggregate, which constitutes approximately 8.4% of the outstanding Shares.

         JHS
         ---

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,904,700 Shares, which constitutes approximately 8.4% of the outstanding Shares.

         WEO
         ---

         Because of his position as a control person of SPO Advisory Corp., WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,904,700 Shares in the aggregate, which constitutes approximately 8.4% of the outstanding Shares.

         WJP
         ---

         Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,904,700 Shares in the aggregate, which constitutes approximately 8.4% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

         (b)

         SPO
         ---

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,429,600 Shares.

         SPO Advisory Partners
         ---------------------

         Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,429,600 Shares.

         SFP
         ---

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 475,100 Shares.

         SF Advisory Partners
         --------------------

         Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 475,100 Shares.

         SPO Advisory Corp.
         ------------------

         Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,904,700 Shares in the aggregate.

         JHS
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,904,700 Shares held by SPO and SFP in the aggregate.

         WEO
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 2,904,700 Shares held by SPO and SFP in the aggregate.

         WJP
         ---

         As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 2,904,700 Shares held by SPO and SFP in the aggregate.

         (c) During the past sixty (60) days, the Reporting Persons purchased Shares in open market transactions on the NASDAQ National Market ("NASDAQ") as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past sixty (60) days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

         (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the outstanding Shares.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit A - Agreement pursuant to Rule 13d-1(f)(1)(iii)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   August 6, 2002


                                  /s/ Phillip Gordon
                                  --------------------------
                                  Phillip Gordon

                                  Attorney-in-Fact for:

                                  SPO PARTNERS II, L.P. *
                                  SPO ADVISORY PARTNERS, L.P. *
                                  SAN FRANCISCO PARTNERS II, L.P. *
                                  SF ADVISORY PARTNERS, L.P. *
                                  SPO ADVISORY CORP. *
                                  JOHN H. SCULLY *
                                  WILLIAM E. OBERNDORF *
                                  WILLIAM J. PATTERSON *


                                  *  A Power of Attorney authorizing Phillip
                                     Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

                                  SCHEDULE I TO
                                  ----------
                                SCHEDULE 13D FOR
                              SPO PARTNERS II, L.P.

                         Date of                Number of    Price Per    Where/How
Reporting Person         Transaction    Type    Shares       Share ($)    Transaction Effected
----------------         -----------    ----    ------       ---------    --------------------
San Francisco
Partners II, L.P.        06/24/2002     Buy     50,000       22.73        Open Market/Broker
                         06/25/2002     Buy     46,000       24.07        Open Market/Broker
                         06/26/2002     Buy     19,500       24.89        Open Market/Broker
                         07/01/2002     Buy     5,600        17.15        Open Market/Broker
                         07/01/2002     Buy     31,000       24.39        Open Market/Broker
                         07/02/2002     Buy     14,000       16.82        Open Market/Broker
                         07/02/2002     Buy     93,000       16.82        Open Market/Broker
                         07/03/2002     Buy     20,000       17.85        Open Market/Broker
                         07/05/2002     Buy     20,000       19.01        Open Market/Broker
                         07/08/2002     Buy     20,000       19.01        Open Market/Broker
                         07/11/2002     Buy     1,400        17.87        Open Market/Broker
                         07/15/2002     Buy     22,500       18.16        Open Market/Broker
                         07/16/2002     Buy     3,000        18.40        Open Market/Broker
                         07/17/2002     Buy     20,000       18.56        Open Market/Broker
                         07/18/2002     Buy     11,900       18.60        Open Market/Broker
                         07/19/2002     Buy     38,700       18.10        Open Market/Broker
                         07/22/2002     Buy     14,000       17.76        Open Market/Broker
                         07/24/2002     Buy     1,000        17.75        Open Market/Broker
                         07/25/2002     Buy     28,500       18.15        Open Market/Broker
                         07/26/2002     Buy     15,000       18.15        Open Market/Broker

SPO Partners II, L.P.    06/24/2002     Buy     200,000      22.73        Open Market/Broker
                         06/25/2002     Buy     184,000      24.07        Open Market/Broker
                         06/26/2002     Buy     78,000       24.89        Open Market/Broker
                         07/01/2002     Buy     22,500       17.15        Open Market/Broker
                         07/01/2002     Buy     124,000      24.39        Open Market/Broker
                         07/02/2002     Buy     56,100       16.82        Open Market/Broker
                         07/02/2002     Buy     372,000      16.82        Open Market/Broker
                         07/03/2002     Buy     80,000       17.85        Open Market/Broker
                         07/05/2002     Buy     80,000       19.01        Open Market/Broker
                         07/08/2002     Buy     80,000       19.01        Open Market/Broker
                         07/11/2002     Buy     5,600        17.87        Open Market/Broker
                         07/15/2002     Buy     127,500      18.16        Open Market/Broker
                         07/16/2002     Buy     17,000       18.40        Open Market/Broker
                         07/17/2002     Buy     95,000       18.56        Open Market/Broker
                         07/18/2002     Buy     58,100       18.60        Open Market/Broker
                         07/19/2002     Buy     176,300      18.10        Open Market/Broker
                         07/22/2002     Buy     81,000       17.76        Open Market/Broker
                         07/23/2002     Buy     2,000        17.77        Open Market/Broker
                         07/24/2002     Buy     9,000        17.75        Open Market/Broker
                         07/25/2002     Buy     121,500      18.15        Open Market/Broker
                         07/26/2002     Buy     60,000       18.15        Open Market/Broker

                         Date of                Number of    Price Per    Where/How
Reporting Person         Transaction    Type    Shares       Share ($)    Transaction Effected
----------------         -----------    ----    ------       ---------    --------------------

                         08/01/2002     Buy     20,000       18.80        Open Market/Broker
                         08/02/2002     Buy     180,000      18.21        Open Market/Broker
                         08/05/2002     Buy     200,000      16.68        Open Market/Broker

                                  EXHIBIT INDEX

Exhibit          Document Description                                   Page No.
-------          --------------------                                   --------

      A          Agreement Pursuant to Rule 13d-1(f)(1)(iii)                 1

                                    Exhibit A


     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

     DATED: August 6, 2002

                                  /s/ Phillip Gordon
                                  ----------------------------
                                  Phillip Gordon

                                  Attorney-in-Fact for:

                                  SPO PARTNERS II, L.P. *
                                  SPO ADVISORY PARTNERS, L.P. *
                                  SAN FRANCISCO PARTNERS II, L.P. *
                                  SF ADVISORY PARTNERS, L.P. *
                                  SPO ADVISORY CORP. *
                                  JOHN H. SCULLY *
                                  WILLIAM E. OBERNDORF *
                                  WILLIAM J. PATTERSON *


                                  *  A Power of Attorney authorizing Phillip
                                     Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.



                                Exhibits: Page 1